7059

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       AMERICAN DREAM ENTERTAINMENT, INC.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   025463 10 0
                                   -----------
                                 (CUSIP Number)

                                Dreamweavers N.V.
                                Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                     Curacao
                              Netherlands Antilles
                                011-599-9736-6277
                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 1999
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 025463-10-0                 13D            Page 2 of 6 Pages


1             NAME OF REPORTING PERSONS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Dreamweavers, N.V., a Netherlands Antilles corporation

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                   (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS
              AF, OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Netherlands Antilles

   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               6,162,000 shares of Common Stock.
EACH REPORTING PERSON
         WITH           8           SHARED VOTING POWER
                                    0 shares of Common Stock.

                        9           SOLE DISPOSITIVE POWER
                                    6,162,000 shares of Common Stock.

                        10          SHARED DISPOSITIVE POWER
                                    0 shares of Common Stock.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,162,000 shares of Common Stock

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          |X|
              (11) EXCLUDES CERTAIN SHARES
              Excludes shares owned individually by Dirk W. Peschar

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              34.4% of Common Stock

14            TYPE OF REPORTING PERSON
              C O

CUSIP No. 025463-10-0                 13D            Page 3 of 6 Pages


1             NAME OF REPORTING PERSONS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Dirk W. Peschar

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                   (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS
              P

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Netherlands Antilles

   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               1,636,000 shares of Common Stock.
EACH REPORTING PERSON
         WITH           8           SHARED VOTING POWER
                                    0 shares of Common Stock.

                        9           SOLE DISPOSITIVE POWER
                                    1,636,000 shares of Common Stock.

                        10          SHARED DISPOSITIVE POWER
                                    0 shares of Common Stock.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,636,000 shares of Common Stock.

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          |X|
              (11) EXCLUDES CERTAIN SHARES
              Excludes shares owned individually by Dreamweavers, N.V.

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.1% of Common Stock

14            TYPE OF REPORTING PERSON
              IN

Item 1.           Security and Issuer.

                  This Schedule 13D filed on or about August 28, 2000, relates to the common stock, $.0001 par value per share (the "Common Stock") of American Dream Entertainment, Inc., a Minnesota corporation, with its principal U.S. place of business at 2325 Lakeview Parkway, Suite 475, Alpharetta, Georgia 30004-1976.

Item 2.           Identity and Background.

                  Dreamweavers, N.V., a Netherlands Antilles corporation. The address of its principal business and principal office is Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curacao, Netherlands Antilles. Its principal business is the commercial worldwide exploitation of the Robins and the Dreamweavers (TM) animation concept through television and movie production, merchandising, music, and intranet applications.

                  During the last five (5) years, neither Dreamweavers, N.V., or any executive officer, director or controlling shareholder of Dreamweavers, N.V., has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanor). During the last five (5) years,
Dreamweavers, N.V. nor any executive officer, director or controlling shareholder of Dreamweavers, N.V., has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal and state securities laws or finding any violation with respect to such laws.

                  Dirk W. Peschar is the founder, president and director of the Issuer. Mr. Peschar is also a shareholder of Dreamweavers, NV, and currently owns a 25.9% ownership interest in Dreamweavers, N.V. Mr. Peschar also currently owns 1,636,000 shares of the Issuer's Common Stock or 9.1% of the Issuer's outstanding Common Stock.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Dreamweavers, N.V., entered into a Royalty and License Agreement on or about March 5, 1999, with the Issuer providing an exclusive license to the Issuer to market within the United States the "Robins and the Dreamweavers" concept. See Item 6 below. In connection with the Royalty and License Agreement, Dreamweavers, N.V. was issued shares of the Issuer's Common Stock. See Items 4 and 5 below.

Item 4.           Purpose of Transaction.

                  The Issuer and the Reporting Person have entered into a Royalty and License Agreement. See Item 6 below. The Reporting Person has acquired these securities for investment purposes and retains the right to dispose and acquire such securities from time to time.

                  Dreamweavers, N.V., was originally issued 16,000,000 shares of the Issuer's Common Stock in connection with the Royalty and License Agreement. See Item 3 and 6. Dreamweavers, N.V. has transferred 9,913,000 shares of the Issuer's Common Stock to certain stockholders and consultants in connection with pre-existing agreements and understandings. All but 2 of the 34 transferees are non-U.S. resident/citizens, and all reissued shares contain a restricted legend under Rule 144. Dreamweavers, N.V. currently owns 6,162,000 shares of the Issuer's Common Stock, which includes 75,000 shares issued in connection with the acquisition of RobinsDream Interactive, N.V., a Netherlands Antilles corporation, of which Dreamweavers, N.V. held a 12.5% interest. Accordingly, Dreamweavers, N.V. currently owns approximately 35.6% of the Issuer's outstanding Common Stock.

                  Except as disclosed above and elsewhere in this Schedule, the Reporting Person has not formulated any plans or proposals, which relate to or would result in any of the following. (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above. However, the Reporting Person may change any of his, her or its current intentions, acquire additional shares of Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by the Reporting Person or take any other action with respect to the Issuer or any of its securities in any manner permitted by law depending upon future business and financial considerations.

                  Dreamweavers, N.V. is currently working on other animation projects, which may result in additional royalty and license agreements between Dreamweavers, N.V. and the Issuer for such additional projects. As of the date of this Schedule 13D, no definitive agreements have been reached regarding such future projects, although it can be anticipated that the Issuer and the Reporting Person will enter into future agreements and understanding relating to other animation projects developed by the Reporting Person.

Item 5.           Interest in Securities of the Issuer.

                  (a) Based on the annual report on Form 10-KSB of the Issuer for the year ended May 31, 2000, there were 17,920,000 shares of Common Stock outstanding. In the aggregate, as described in Item 4 above, the Reporting Person beneficially owns 6,162,000 shares. These shares represent approximately 34.4% of the Issuer's outstanding Common Stock. The Issuer has no other classes of voting equity securities.

                  (b) The following table sets forth the beneficial ownership of shares of Common Stock by (a) the Reporting Person, and (b) each person for whom information is required to be provided pursuant to general instructions, (c)
Schedule 13D who beneficially owns any shares of Common Stock. Except as noted below, each person listed below has sole voting and dispositive power over the shares identified below. Each Reporting Person identified below disclaims beneficial ownership of those shares for which the only basis for asserting beneficial ownership is Mr. Peschar's ownership interest in the Reporting Person.

       -------------------------------- --------------------------------
                    Name                 Aggregate Number of Shares
                                         Beneficial by Owned
       -------------------------------- --------------------------------
        Dreamweavers, N.V.                          6,162,000
       -------------------------------- --------------------------------
        Dirk W. Peschar                             1,636,000
       -------------------------------- --------------------------------

     (a) Mr. Peschar personally owns 1,636,000 of the Issuer's Common Stock (approximately 9.1% of the outstanding shares).

     (b) In addition, Mr. Peschar has a 25.9% ownership interest in Dreamweavers, N.V., and thus indirectly owns through beneficial ownership an additional 1,595,950 shares of the Issuer's Common Stock (25.9% multiplied by 6,162,000).

     (c)  See Item 4, above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the issuer

                  Reference is hereby made to the related Royalty and License Agreement included as an exhibit to a Form 8-K filed on or about June 16, 1999. See Item 4, above. Except as described in this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer of voting agreements, puts or calls, guaranties or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Materials to be filed as Exhibits.

                  Reference is hereby made to the form of Royalty and License Agreement filed as an exhibit to the related Form 8-K, filed on or about June 16, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 15, 2000
     ------------------            DREAMWEAVERS, N.V.
           (Date)


                                   /s/ Gregory E. Elias
                                   --------------------
                                       Gregory E. Elias

                                   By: Interstrust (Antilles) N.V.
                                       ---------------------------

                                   Print Name: Mr. Gregory E. Elias
                                               --------------------

                                   Title: Managing Director
                                          -----------------

                             JOINT FILING AGREEMENT

         The undersigned acknowledge and agree that the foregoing Amendment No. to Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments thereto may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such person contained herein, but shall not be responsible for the completeness and accuracy concerning the other signatories, except to the extent that such person knows or has reason to believe that such information is inaccurate.

     September 15, 2000
     ------------------            DREAMWEAVERS, N.V.
           (Date)


                                   /s/ Gregory E. Elias
                                   --------------------
                                       Gregory E. Elias

                                   By: Interstrust (Antilles) N.V.
                                       ---------------------------

                                   Print Name: Mr. Gregory E. Elias
                                               --------------------

                                   Title: Managing Director
                                          -----------------

     September 15, 2000            /s/ Dirk W. Peschar
     ------------------            -------------------------
           (Date)                      Dirk W. Peschar